                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             AMC ENTERTAINMENT INC.
           --------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, 66 2/3 CENTS PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  001669 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

                             Raymond F. Beagle, Jr.
                                 GAGE & TUCKER
                              2345 Grand Avenue
                               P.O. Box 418200
                         Kansas City, Missouri 64141
                               (816) 292-2129
           --------------------------------------------------------
                    (Name, Address and Telephone Number)
                      of Person Authorized to Receive
                         Notices and Communications)

                               January 24, 1994
           --------------------------------------------------------
                    (Date of Event which Requires Filing
                              of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement  /X/.

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                            CUSIP NO. 001669 10 0

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                          Durwood, Inc., 44-0521700
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
                                     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                   Missouri
- -------------------------------------------------------------------------------

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  2,641,951
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                          0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  2,641,951
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               2,641,951
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                 50.2%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                                  CO
- -------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

   This statement relates to the Common Stock, par value 66 2/3 CENTS per share, of AMC Entertainment Inc., a Delaware corporation ("AMCE"). AMCE's Common Stock, par value 66 2/3 CENTS per share, is referred to herein as "Common Stock". AMCE's principal executive offices are located at 106 West 14th Street, Kansas City, Missouri 64105.

ITEM 2.  IDENTITY AND BACKGROUND.

   This statement is filed by Durwood, Inc., a Missouri corporation ("DI"), and contains information respecting DI, Stanley H. Durwood, President and treasurer and a director of DI, American Associated Enterprises, a Missouri limited partnership ("AAE") and Edward D. Durwood, Executive Vice President and a director of DI. Stanley H. Durwood and Edward D. Durwood constitute the executive officers of DI. Stanley H. Durwood and Edward D. Durwood constitute the directors of DI.

   A revocable inter-vivos trust established by Stanley H. Durwood for the benefit of Stanley H. Durwood holds approximately 75% of the voting power of the outstanding capital stock of DI. AAE, in which Stanley H. Durwood is the limited partner and his children are the general partners (on whose behalf Edward D. Durwood has voting authority), holds approximately 25% of the voting power of DI's outstanding capital stock. By virtue of such relationships, Stanley H. Durwood, AAE, and Edward D. Durwood may be deemed controlling persons of DI.

   The following information is furnished with respect to DI:

   (a)  Name: Durwood, Inc.

   (b)  State of Organization: Missouri

   (c) Principal Business: DI's principal business is that of a holding company which owns capital stock of AMCE.


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   (d)  Address of Its Principal Business Office:

        106 West 14th Street
        Kansas City, Missouri  64105

   (e) During the last five years, DI has not been convicted in any criminal proceeding.

   (f) During the last five years, DI has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in DI being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

   The following information is furnished with respect to the individuals whose names are listed above as being executive officers or directors of DI:

                                Business                 Principal
(a) Name                    (b) Address              (c) Occupation
    ----                        --------                 ----------
Stanley H. Durwood          106 W. 14th St.          Chairman of Board
                            Kansas City, MO          and Chief Executive
                            64105                    Officer of AMCE

Edward D. Durwood           106 W. 14th St.          President and Vice
                            Kansas City, MO          Chairman of the
                            64105                    Board of AMCE


   (d) None of the above individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

   (e) None of the above individuals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any such individual being


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        subject to a judgment, decree or final order
        enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   (f)  Each of the above individuals is a United States citizen.

   The following information is furnished with respect to AAE.

   (a)  Name:  American Associated Enterprises

   (b)  State of Organization:  Missouri

   (c)  Principal Business:  owning capital stock of DI

   (d)  Address of Its Principal Business Office:

        106 West 14th
        Kansas City, Missouri 64105

   (e) During the last five years, AAE has not been convicted in any criminal proceeding.

   (f) During the last five years, AAE has not been a party to any civil proceeding of a judicial or adminis-trative body of competent jurisdiction which re-sulted in AAE being subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Prior to January 24, 1994, DI owned 2,068,951 shares of
Common Stock and 11,730,000 shares of Class B Stock, par value
66 2/3 CENTS per share (the 'Class B Stock') of AMCE. Under AMCE's Certificate of Incorporation, each share of Class B Stock is convertible into one share of Common Stock. On January 24, 1994 DI converted 573,000 shares of Class B Stock into 573,000 shares of Common Stock. The sole consideration for issuance of the Common Stock was conversion of the Class B Stock and the cancellation of the converted shares of Class B Stock.


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ITEM 4.  PURPOSE OF TRANSACTION.

   The purpose of the conversion was to permit approval by DI without a stockholders' meeting of a Restated and Amended Certificate of Incorporation (the 'Restated Certificate') for AMCE. The purpose of the amendment is to clarify the authority of AMCE's Board of Directors to establish powers, preferences and rights with respect to voting and liquidation of one or more series of preferred stock presently authorized under AMCE's existing Certificate of Incorporation. The existing Certificate of Incorporation is being amended and restated in connection with an offering by AMCE pursuant to a registration statement filed by AMCE with the Securities and Exchange Commission with respect to up to 4,600,000 shares of Cumulative Convertible Preferred Stock, par value 66 2/3 CENTS per share (the 'Offering').

   The Restated Certificate and the Offering are described in more detail in the Information Statement on Schedule 14c mailed on January 28, 1994 to all of the record owners of Common Stock and Class B Stock as of the close of business on January 26, 1994 (the 'Information Statement'). A copy of the Information Statement is attached as Exhibit A to this
Schedule 13D, and the discussion therein under the caption "The Offering" is incorporated herein by reference.

   Except for the foregoing, neither DI nor to its knowledge any of the persons referred to in Item 2 has any plans or proposals which relate to or would result in:

           (a)  The acquisition by any person of
        additional securities of AMCE, or the disposition of securities of AMCE (other than pursuant to the exercise of employee stock options);

           (b)  An extraordinary corporate transaction,
        such as a merger, reorganization or liquidation, involving AMCE or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of AMCE or any of its subsidiaries;

           (d)  Any change in the present board of
        directors or management of AMCE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e)  Any material change in the present
        capitalization or dividend policy of AMCE (except for the Offering);

           (f)  Any other material change in AMCE's
        business or corporate structure;


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           (g)  Changes in AMCE's charter, bylaws or
        instruments corresponding thereto or other actions which may impede the acquisition of control of AMCE by any person;

           (h) Causing a class of securities of AMCE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i)  A class of equity securities of AMCE
        becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

           (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) DI owns 2,641,951 shares of Common Stock, which constitutes 50.2% of all outstanding shares of Common Stock. Stanley H. Durwood, individually, owns 150 shares of Common Stock, which constitutes less than 1% of all outstanding shares of Common Stock.

   (b) DI has the sole power to vote and the sole power to dispose of the 2,641,951 shares owned by DI. Stanley H.
Durwood has the sole power to vote and the sole power to dispose of the 150 shares owned by him.

   (c)  Except for the conversion of shares of Class B
Stock described in Item 4 above, neither DI nor any of the persons identified in Item 2 as controlling persons of DI has effected any transactions in the Common Stock of AMCE during the past 60 days.

   (d)  Not applicable.

   (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER.

                                Not Applicable

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Schedule 14C Information Statement mailed on January 28,
1994 to holders of record of Common Stock as of the close of business on January 26, 1994.

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and accurate.


                                    DURWOOD, INC.

February 2, 1994                    BY ----------------------------------------
                                       Stanley H. Durwood
                                       President


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